Gowling Lafleur Henderson LLP | Barristers & Solicitors | Patent & Trade Mark Agents |
A Limited Liability Partnership under the laws of Ontario

GOWLINGS

P.O. Box 49122, Suite 2300
1055 Dunsmuir Street
Vancouver, BC
Canada V7X 1J1
Telephone (604) 683-6498
Facsimile (604) 683-3558
www.gowlings.com

July 24, 2007

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs & Mesdames:

Re: Olympus Pacific Minerals Inc. ("Olympus")

We refer to the final short form prospectus of Olympus dated July 24, 2007 (the "Prospectus") relating to the offering of units Olympus.

We hereby consent to the references to our firm name on page ii of the Prospectus and under the headings of "Legal Matters" and "Interests of Experts" in the Prospectus. Furthermore, we consent to the reference to our firm name and to the use of our opinion under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and we have no reason to believe there are any misrepresentations (as defined in the Canadian securities legislation) in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of the services we performed in connection with such opinion.

This letter is provided to the above noted addressees pursuant to the requirements of the securities laws of their jurisdictions, and is not to be used, quoted from or referred to, in whole or in part, in the Prospectus or any other document and is not to be relied upon for any other purpose.

Yours truly,

GOWLING LAFLEUR HENDERSON LLP

(signed) "Gowling Lafleur Henderson LLP"